Exhibit 99.118

PRESS RELEASE

Torque Esports records massive “stay at home economy” growth

- UMG Gaming to follow the success of the Overwatch Collegiate Clash with a Rocket League college tournament

- Millions of fans engage with “The Race All-Star Esports Battle”

- Stream Hatchet report massive growth in game streaming

MIAMI, March 23, 2020 /PRNewswire/ — Torque Esports (TSXV: GAME) (OTCQB: MLLLF) has continued to showcase live esports entertainment for the “stay at home economy” with another massive week of major events.

UMG Gaming’s opening round of the Overwatch Collegiate Clash, which featured eight leading school esports teams doing battle in the Activision Blizzard game. The University of Utah triumphed in the opening round, defeating Mississippi State.

The Torque Esport-owned UMG Gaming is the leading platform for online tournament play and esports entertainment events. The platform has generated more than 1.2 billion page views, 25 million video views, and has paid out more than US$3 million in prize money.

In the past week, UMG has attracted massive growth as the “stay at home economy” expands. In the past seven days, UMG has had a 52 percent growth in website visits, 38 percent growth in daily logged-in users, and an incredible 3,600 percent increase in video views on its Twitter account @UMGGaming.

UMG will follow up the Overwatch Collegiate Clash tournament this week with the launch of a college esports team competition for Rocket League.

Saturday’s round two of The Race All-Star Esports Battle again drew both massive interest from real-world drivers, leading international sim racers and racing fans around the world.

Saturday’s event run on a virtual version of the Indianapolis Motor Speedway road course featured more new drivers, including F1 star and Le Mans winner Nico Hulkenberg and Indy 500 legend Tony Kanaan. In total, the 40-strong field of international racing stars had more than 1200 race starts across Formula 1, IndyCar, and Formula E plus more than 50 race victories.

Torque Esports’ game streaming data analytics and analysis experts Stream Hatchet also reported massive spikes in gamer activity. While gaming streaming has continued to grow in the past year with YouTube Gaming and Microsoft’s Mixer competing with Twitch – year on year growth rate for March 2020 so far is nearly twice that compared to November 2019.

Torque’s France-based gaming studio Eden Games has also recorded a massive 216 percent spike in downloads during March. This spike is expected to be amplified soon by the launch of the third season of Torque’s World’s Fastest Gamer competition.

Announced on Saturday during The Race All-Star Esports Battle live stream, Gear.Club gamers will soon get the chance to fight for a spot in the World’s Fastest Gamer finals – a combined real-world/virtual competition to find the #GamerToRacer who will earn a real-world race drive worth more than US$1 million.

“The current COVID-19 issue is a tragic situation, but as part of the ‘stay at home economy’ – more and more people are turning to gaming as other forms of entertainment are canceled,” Torque Esports President and CEO, Darren Cox said.

“Torque Esports is uniquely positioned in the esports space with a media platform (The Race), game studio (Eden Games), tournament platform (UMG Gaming), and game streaming data analysis (Stream Hatchet).”

“As a company, we’re seeing massive growth across all aspects of gaming and esports, but we’re also giving back. This week UMG Gaming will again team with esports team FaZe for the second round of the ‘Fight2Fund’ celebrity Call of Duty tournament, which raises funds to combat COVID-19.”

About Torque Esports

The company focuses on three areas – esports data provision, esport tournament hosting and esports racing. Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With simulator company AiS recently added – Torque offers gamers everything from Free to Play mobile games to the highest end simulators. Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG, has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit www.torqueesport.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information

Torque Esports:

Gavin Davidson, gdavidson@torqueesport.com, 705.446.6630
Darren Cox, CEO darrencox@torqueesport.com